ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

JESSICA L. REECE
T +1 617 235 4636
F +1 617 235 9688
JESSICA.REECE@ROPESGRAY.COM

June 17, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Prime Rate Trust

(SEC File Nos. 333-203624; 811-05410)

(SEC File Nos. 333-203653; 811-05410)

Dear Ms. Browning:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) on June 8, 2016, for the Registration Statements on Form N-2 of Voya Prime Rate Trust (“Registrant”) filed on April 25, 2016. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL

1.                                      Comment:                                     The Staff noted that material portions of the filings are incomplete, e.g., fee table and consent of independent registered public accounting firm. Staff indicated that they may have additional comments on such portions when completed through pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:                                        The Registrant confirms that all missing or bracketed information in each prospectus or SAI and any missing exhibits, including the consent of independent registered public accounting firm, will be included in a subsequent Post-Effective Amendment.

2.                                      Comment:                                     The Staff requested that the Registrant briefly describe why two registration statements are filed for the Registrant relating to the two separate offerings of common shares.

Response:                                        In September 1997, the Board of Trustees of the Registrant (the “Board”) authorized a shelf offering registration statement registering 25 million shares in connection with the dividend reinvestment plan and shareholder investment plan. In 1998, the Board authorized a second shelf offering registration statement registering 5 million shares in connection with a regional broker/dealer offering.  These two offerings are separate and filed on separate registration statements.

3.                                      Comment:                                     The Staff requested that, with respect to any legal references made in the prospectus and SAI regarding the Registrant’s investment strategies, the Registrant explain the meaning of those references (for example, the disclosure that the Registrant may borrow money in an amount permitted under the 1940 Act) in an appropriate location and that they comply with plain English requirements as set out in IM Guidance update No. 2014-8.

Response:                                        The Registrant appreciates the Staff’s comment but believes the language adequately and accurately describes the Registrant’s investment strategies.

PROSPECTUSES

4.                                      Comment:                                     The Staff requested that the Registrant confirm that the Voya Prime Rate Trust name is not misleading with reference to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”).  The Staff noted the Registrant’s principal investment strategy of investing “at least 80% of its net assets (plus borrowings for investment purposes) in U.S. dollar-denominated floating rate secured senior loans” as stated under “Principal Investment Strategies” on page 1.

Response:                                        The term “Prime Rate” has been used in the Registrant’s name since the Registrant’s inception in 1988.  The Registrant does not believe that the use of the term “Prime Rate” implicates Rule 35d-1 or the Staff’s guidance on Rule 35d-1. The Registrant notes that its policy to invest 80% of its assets in a certain asset class (Senior Loans, as defined in the Registration Statement) is part of its strategy and was not adopted pursuant to Rule 35d-1.

The term “Prime Rate” in the Registrant’s name has been used historically to suggest an investment objective or strategy rather than a type of investment.  “Prime Rate” generally suggests that the Registrant seeks an interest rate return at floating rates which are re-determined periodically by reference to a base lending rate, such as the prime rate offered by major U.S. banks (the “Prime Rate”) or another short-term interest rate such as the London Inter-Bank Offered Rate (“LIBOR”). “Prime Rate” does not suggest investment in certain investments or industries to achieve that return.  We believe this is similar to a fund using “income” in its name, where “income” is used to suggest that the fund emphasizes the achievement of current income and does not suggest a type of investment.

5.                                      Comment:                                     The Staff requested that the Registrant confirm that the derivatives-related disclosure for investing in derivative instruments describes the specific derivative instruments, and their related risks, that the Registrant will use to achieve its investment objective.  The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements in the letter from Barry D. Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute dated July 30, 2010.

Response:                                        The Registrant confirms.

6.                                      Comment:                                     To the extent the Registrant invests in total return swaps, the Staff requested that the Registrant confirm that it sets aside the appropriate amount of segregated assets for these investments as indicated in Investment Company Act Release No. 10666 and Investment Company Act Release No. 29776.

Response:                                        The Registrant confirms.

7.                                      Comment:                                     The Registrant’s principal investment strategies indicate that it may invest in credit default swaps; the Staff requested that the Registrant confirm that it would segregate the full notional value of the credit default swaps.

Response:                                        The Registrant confirms.

8.                                      Comment:                                     The Staff requested that the Registrant confirm that the investment management agreement precisely describes all compensation to be paid thereunder in compliance with Section 15(a)(1) of the 1940 Act.

Response:                                        The Registrant confirms.

9.                                      Comment:                                     In reference to the definition of “Managed Assets” included in the “Adviser/Sub-Adviser” section located on page 1 of the prospectus, the Staff requested that the Registrant include disclosure describing how derivatives are valued for the purpose of calculating “Managed Assets.”

Response:                                        Currently, the Registrant does not hold any investments in derivative instruments. In the event that the Registrant holds investments in derivative instruments in the future, to determine the Registrant’s Managed Assets for purposes of computing any management fees owed by the Registrant, the Registrant would use the market value of the derivative instruments held by the Registrant.

10.                               Comment:                                     In reference to the definition of “Managed Assets” included in the “Adviser/Sub-Adviser” section located on page 1 of the prospectus, the Staff requested that the Registrant include disclosure clarifying the types of assets referred to in the statement: “This definition includes the assets acquired through the Trust’s use of leverage.”

Response:                                        The Registrant believes the current disclosure is appropriate as disclosure on pages two and four, respectively of the Prospectus, includes the following regarding the Registrant’s use of leverage:

Leverage.  To seek to increase the yield on the Common Shares, the Trust employs financial leverage by borrowing money and may also issue preferred shares. The timing and terms of leverage will be determined by the Trust’s Board of Trustees (“Board”) in consultation with the Adviser or Sub-Adviser. See “Risk Factors and Special Considerations - Leverage” later in this Prospectus.”

Leverage: The use of leverage through borrowings or the issuance of Preferred Shares can adversely affect the yield on the Common Shares. To the extent that the Trust is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Trust invests, the effect of that decline will be magnified in the Trust because of the additional assets purchased with the proceeds of the leverage.

11.                               Comment:                                     In the second paragraph under “Diversification” on page 2, the Staff requested that the Registrant clarify the meaning of the final sentence to ensure compliance with the diversification requirements under the 1940 Act. See Pilgrim Prime Rate Trust, SEC No-Action Letter, Fed. Sec. L. Rep. ¶ 79,321 (June 29, 1989).  The noted sentence states:  “With respect to no more than 25% of its total assets, the Trust may make investments that are not subject to the foregoing restrictions.”

Response:                                        The Registrant appreciates the Staff’s comment but believes the language accurately describes its diversification obligations under the 1940 Act. The sentence states that up to 25% of the Registrant’s assets are not subject to the diversification requirements, which is consistent with the language from the 1940 Act (and the second sentence of the noted paragraph), both of which subject at least 75% of the Registrant’s assets to the diversification requirements listed in Section 5(b)(1) of the 1940 Act.

12.                               Comment:                                     Please describe in an appropriate section of the prospectus that some bank loans may not be “securities” for certain purposes under the federal securities laws, and that the Fund, therefore, may not benefit from certain protections afforded by the federal securities laws to purchasers of “securities.”

Response:                                        The Registrant believes this risk is appropriately disclosed under “Credit for Loans” risk located on page 17 of the prospectus, which includes the following statement:

“Investors in loans may not be afforded the protections of the anti-fraud provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, because loans may not be considered “securities” under such laws.”

13.                               Comment:                                     The Staff requested that the Registrant confirm that appropriate disclosure will be added for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses tables as required by Instruction 10.a. to Item 3. of Form N-2.

Response:                                        The Registrant confirms that it will include a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table, if necessary, in accordance with Instruction 10.a. to Item 3. of Form N-2.

14.                         Comment:                                     The Staff noted that disclosure regarding certain waiver arrangements state that the waiver is subject to possible recoupment by the investment adviser. The Staff requested that the Registrant revise this disclosure to state that the amount of the recoupment of prior year expenses that can be recaptured is limited to the lesser of (i) the expense cap in effect at the time of waiver, and (ii) the expense cap in effect at the time of recapture.. The Staff also requested that the Registrant supplementally confirm compliance with the 2009 Investment Companies Industry Developments Audit Risk Alert Item 73 (“ARA-73”).

Response:                                        The Registrant has revised this disclosure as requested.  The Registrant also confirms that it is in compliance with ARA-73 in instances where a fund’s fee waiver arrangement is modified to increase a fund’s expense cap.

15.                               Comment:                                     The Staff requested that the Registrant revise “Fundamental Policy” number 1 on page 11 regarding concentration to align with the language of Item 8.2.b. of Form N-2.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that the disclosure of its concentration policy is in compliance with Item 8.2.b. of Form N-2 and that revising the fundamental policies is not required and may otherwise require a shareholder vote.

16.                               Comment:                                     The Staff requested that the Registrant confirm that all principal investment strategies are properly disclosed.  Specifically, the Staff notes that securities lending is not included as a principal investment strategy of the Registrant, but the first sentence in “Securities Lending” risk located on page 23 states that “[t]o generate additional income, the Trust may lend portfolio securities, on a short- or long-term basis, in an amount equal to up to 33 1/3% of the Trust’s total assets, to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities.”

Response:                                        The Registrant confirms that all principal investment strategies are properly disclosed in the prospectus. The Registrant appreciates the Staff’s comment but notes that, while the Registrant may lend portfolio securities to generate additional income, this is not a principal investment strategy of the Registrant.

17.                               Comment:                                     In the last sentence of “Senior Loan Characteristics,” under “The Trust’s Investments” on page 15, the Staff requested supplemental information on the meaning of

“private investment funds.”  In particular, the Staff requested that the Registrant confirm that the language references funds that are exempt from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act, and that the Registrant invests less than 15% of its assets in such funds.

Response:                                        The Registrant confirms that the language references funds that are exempt from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The Registrant notes that this sentence does not reflect investments made by the Registrant but rather the sellers from which the Registrant acquires a senior loan.

SAI

18.                               Comment:                                     The Staff requested that the Registrant describe supplementally the types of real estate investment trusts (“REITs”) in which it may invest, and specifically, whether it invests in private REITs and to what extent.

Response:                                        The Registrant may not currently invest in REITs.

*                                         *                                         *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece, Esq.

cc:                                Elizabeth Reza, Esq.

Timothy Diggins, Esq.

Kristen Freeman, Esq.

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 17, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Prime Rate Trust

(SEC File Nos. 333-203624, 811-05410)

(SEC File Nos. 333-203653, 811-05410)

Dear Ms. Browning:

Voya Prime Rate Trust (the “Registrant”) recognizes the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Further, the Registrant recognizes that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. Lastly, the Registrant recognizes that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management — Voya Family of Funds

Attachment

cc:                                Elizabeth J. Reza, Esq.

Ropes & Gray LLP